October 23, 2009

VIA EDGAR AND OVERNIGHT COURIER

Mr. Matthew Crispino, Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	SteelCloud, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed August 27, 2009
File No. 333-158703

Dear Mr. Crispino:

We are counsel to SteelCloud, Inc. (the “Company”). In response to the Staff’s oral comments received on September 9, 2009 and September 11, 2009 relating to the above captioned Registration Statement on Form S-1 (File No. 333-158703) (the “Registration Statement”), the Company has filed Amendment No. 5 to the Registration Statement (“Amendment No. 5”).  Amendment No. 5 includes (a) a description of the requirement for shareholder approval under the NASDAQ Marketplace Rules (please see pages 4 and 11) and an acknowledgement that the Company has received such approval, (b) a description of  the Company’s  engagement of Westminster Securities, a Division of Hudson Securities Inc. (OTCBB: HDHL) which will serve as the Company’s placement agent (the “Placement Agent”) (please see pages 6, 9, 10 and the Exhibit Index), and (c)  unaudited financial statements for the nine months ended July 31, 2009.   The Company respectfully advises the staff that, in accordance with the comments received from the Staff relating the Company’s Proxy Statement on Schedule 14A, it is now also registering up to 1,600,000 shares of common stock underlying the Placement Agent’s warrants.

Should you have any additional questions, please do not hesitate to contact me.

Very truly yours,

/s/ Jay M. Kaplowitz
Jay M. Kaplowitz, Esq.